SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A

8.	State the nature of the transaction

N/A

9.	Number of shares, debentures or financial instruments relating to shares acquired

N/A

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

N/A

14.	Date and place of transaction

N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16.	Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

21 September 2012

18.	Period during which or date on which it can be exercised

M Coltman - 1 December 2015 to 31 May 2016

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

Prudential Ordinary 5p shares

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£6.286667

22.	Total number of shares or debentures over which options held following notification

M Coltman - 1,431 shares

23.	Any additional information

Grant of options under the Prudential Savings Related Share Option Scheme Offer 2012

24.	Name of contact and telephone number for queries

Emma Jacobs, Group Secretariat, 020 7548 3931

Name of duly authorised officer of issuer responsible for making notification

Sandra Odell, Assistant Group Secretary, 0207 548 2115

Date of notification

24 September 2012

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END